Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268995

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 11 DATED SEPTEMBER 2, 2025
TO THE PROSPECTUS DATED APRIL 17, 2025

This document supplements, and should be read in conjunction with, our prospectus dated April 17, 2025, as supplemented by Supplement No. 1 dated May 1, 2025, Supplement No. 2 dated May 16, 2025, Supplement No. 3 dated May 19, 2025, Supplement No. 4 dated June 4, 2025, Supplement No. 5 dated June 16, 2025, Supplement No. 6 dated July 1, 2025, Supplement No. 7 dated July 18, 2025, Supplement No. 8 dated August 1, 2025, Supplement No. 9 dated August 18, 2025 and Supplement No. 10 dated August 22, 2025. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of August 2025;
•an update on our share redemption plan activity; and
•an update on our Wells Fargo Line of Credit.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N shares of our common stock on each business day for the month of August 2025. There were no Class S shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share**	NAV per Class D Share*	NAV per Class M-I Share	NAV per Class T2 Share	NAV per Class N Share**
August 1, 2025	$13.15	$13.25	$13.28	$13.28	$13.16	$13.09	$13.17
August 4, 2025	$13.10	$13.19	$13.22	$13.21	$13.10	$13.03	$13.10
August 5, 2025	$13.10	$13.19	$13.23	$13.21	$13.10	$13.04	$13.10
August 6, 2025	$13.10	$13.19	$13.23	$13.22	$13.10	$13.04	$13.11
August 7, 2025	$13.18	$13.28	$13.31	$13.30	$13.19	$13.12	$13.19
August 8, 2025	$13.19	$13.28	$13.32	$13.30	$13.19	$13.12	$13.19
August 11, 2025	$13.19	$13.28	$13.32	$13.31	$13.19	$13.13	$13.20
August 12, 2025	$13.19	$13.29	$13.32	$13.31	$13.20	$13.13	$13.20
August 13, 2025	$13.20	$13.29	$13.33	$13.32	$13.20	$13.13	$13.21
August 14, 2025	$13.20	$13.29	$13.33	$13.32	$13.20	$13.14	$13.21
August 15, 2025	$13.39	$13.48	$13.52	$13.50	$13.33	$13.27	$13.39
August 18, 2025	$13.39	$13.49	$13.53	$13.50	$13.33	$13.27	$13.39
August 19, 2025	$13.39	$13.49	$13.53	$13.50	$13.33	$13.27	$13.39
August 20, 2025	$13.39	$13.49	$13.53	$13.50	$13.33	$13.28	$13.39
August 21, 2025	$13.39	$13.49	$13.53	$13.50	$13.33	$13.28	$13.39
August 22, 2025	$13.40	$13.49	$13.53	$13.51	$13.33	$13.29	$13.40
August 25, 2025	$13.39	$13.49	$13.53	$13.51	$13.33	$13.29	$13.40
August 26, 2025	$13.39	$13.49	$13.53	$13.51	$13.33	$13.29	$13.40
August 27, 2025	$13.39	$13.49	$13.53	$13.51	$13.34	$13.29	$13.40
August 28, 2025	$13.39	$13.49	$13.53	$13.51	$13.34	$13.30	$13.40
August 29, 2025	$13.39	$13.49	$13.53	$13.51	$13.34	$13.30	$13.40

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N and Class T shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Redemptions

For the month of August 2025, we received redemption requests in excess of the 2% monthly limit. As per the terms of our share redemption plan, we honored all death and disability-based redemption requests and any requests for which the total account value was less than the minimum account balance of $500, if any, in full and all other redemption requests on a pro rata basis up to the limit. As such, each stockholder whose August 2025 redemption request was prorated received approximately 45.7% of such request.

Update on Our Wells Fargo Line of Credit

The following supplements the discussion contained under the heading “Operating Information—Indebtedness” with respect to our Wells Fargo Line of Credit, and elsewhere in our prospectus as applicable.

On August 25, 2025, we entered into a Fifth Amendment to Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, by and among the various borrowers, Wells Fargo Bank, National Association, as administrative agent and lender (“Wells Fargo”), and the other lending institutions that may become parties thereto (the “Amendment”).

The Amendment amends the Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated January 27, 2023, as amended, by and among us and Wells Fargo (the "Wells Fargo Line of Credit"). The Amendment includes the following: (a) it extends the maturity date from December 27, 2025 to April 1, 2028; (b) it amends the calculation of the Borrowing Base Value (described below) once the Borrower Base Value Trigger Date (described below) occurs; (c) it requires that we maintain a minimum liquidity amount of at least $1,000,000; (d) it decreases the maximum revolving commitment amount from $120,000,000 to $105,000,000; and (e) it revises or eliminates certain covenants.

Pursuant to the Amendment, the Borrowing Base Value Trigger Date is the earlier of (a) December 27, 2025 and (b) the date upon which both of the Palmetto Lakes and Hialeah II properties have been released from the Wells Fargo Line of Credit. Prior to the Borrowing Base Value Trigger Date, the Borrowing Base Value is based on the lesser of (1) an amount equal to 65% of the aggregate value of the properties in the collateral pool as determined by lender appraisals, (2) an amount that results in a minimum debt yield of 9.5% based on the in-place net operating income of the collateral pool as defined or (3) the maximum capacity of the Wells Fargo Line of Credit. From and after the Borrowing Base Value Trigger Date, the Borrowing Base Value is based on the sum of (1) the Loudoun Borrowing Base Value (described below) and (2) the lesser of (a) an amount equal to 65% of the aggregate value of all other properties in the collateral pool as determined by lender appraisals, and (b) an amount that results in a minimum debt service coverage ratio of 1.20:1.00 as determined under the Amendment.

We have entered into a contract to sell the Loudoun Gateway property to a third party unaffiliated with us or our advisor (the "Loudoun Sale"). The completion of the Loudoun Sale is subject to certain conditions including but not limited to the ability of the buyer to receive a zoning exception from the relevant authorities allowing Loudoun Gateway to be converted to a data center use, which is subject to numerous conditions and may take a year or longer for the buyer to achieve. As such, the completion of the Loudoun Sale remains uncertain and the closing date likely would not occur until late 2026 or early 2027.

The Loudoun Borrowing Base Value is equal to (a) after the Borrowing Base Value Trigger Date but prior to June 1, 2026, $12,512,500; (b) thereafter until July 31, 2027, an amount equal to $12,512,500 as reduced on the first day of every calendar month from and after June 1, 2026 by $500,000, provided however that such monthly reduction of the Loudoun Borrowing Base Value would increase to $1,000,000 in the event the Loudoun Sale has been terminated prior to its completion; and (c) from and after August 1, 2027, zero.

In exchange for keeping Loudoun Gateway as part of the pool of properties upon which the Borrowing Base Value is determined, on August 25, 2025 we entered into the Amended and Restated Guaranty Agreement, under which we will provide, for a limited time, a full repayment guaranty rather than a limited guaranty (the "Guaranty"). The provisions relating to the full repayment guaranty will automatically terminate once either (a) Loudoun Gateway has been released from the Wells Fargo Line of Credit, or (b) the Loudoun Borrowing Base Value has been reduced to zero (the "Loudoun Release"). Upon the occurrence of the Loudoun Release, the Guaranty will become a non-recourse limited guaranty. Upon entering into the Guaranty and until the Loudoun Release, we are not allowed to sell or transfer, but may encumber or finance under specified conditions, any of the following properties: Commerce Corner, The Glenn, Seattle East Industrial, Providence Square and The Flats at Carrs Hill (the "Significant Properties"). Upon the occurrence of the Loudoun Release, the restrictions related to the Significant Properties shall no longer be in effect. Notwithstanding, in no event shall the Commerce Corner property be eligible for release from the Wells Fargo Line of Credit until the Wells Fargo Line of Credit is repaid in full and all commitments have been terminated.